UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 20, 2026

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item. 1 Fundamental Changes

Dissolution of a Certain Series

As described under Item 9 below, the Series completed the sale of its sole asset. The Series no longer has any active operations or assets. Accordingly, the Manager has approved the dissolution of the Series in accordance with the Series’ Operating Agreement. The dissolution of the Series will be effective upon the final distribution of the sale proceeds to its investors, at which point all outstanding membership interest units of the Series will be cancelled. This dissolution will not affect any other series of Landa App 2 LLC.

Item 9. Other Events

Sale of Property Held by a Series of Landa App 2 LLC

In August 2026, Landa Holdings, Inc., as manager (the “Manager”) of the following Series LLC of Landa App 2 LLC (the “Series”), completed the sale of the property held by the Series at the address listed below. The sale was conducted pursuant to a Purchase and Sale Agreement (“PSA”). The details of the Sale, including the application of proceeds, are set forth in the table below.

Series	Address	Sale Date	Sale Price	Liabilities and Expenses	Dividends Distributed per Share	Total Cash Distributed To Date	Offering Price Per Share	Cash available for Distribution	Dissolution Distribution Per Share
Landa App 2 LLC – 126 Wildwood Road Stockbridge GA LLC*	126 Wildwood Road, Stockbridge, Georgia, 30281	08/31/2026	$147,000.00	$147,000.00	$1.43	$1.43	$6.93	$0.00	–

*The proceeds from the sale were used in their entirety to pay liabilities and expenses. As a result, no net proceeds remained available for distribution to the members of such Series.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

The information contained in this report may contain certain forward–looking statements that are subject to various risks and uncertainties. Forward–looking statements are generally identifiable by use of forward–looking terminology such as “may”,“will”,“should”,“potential”,“intend”,“expect”,“outlook”,“seek”,“anticipate”,“estimate”,“approximately”,“believe”,“could”,“project”,“predict”or other similar words or expressions. Forward–looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward–looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward–looking statements. You are cautioned not to place undue reliance on any of these forward–looking statements.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Landa App 2 LLC – 126 Wildwood Road Stockbridge GA LLC – HUD

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2026

LANDA APP 2 LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Sammiya Mujtaba
	Name:	Sammiya Mujtaba
	Title:	Chief Operating Officer